UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811-22684				Date examination completed:

May 31, 2018
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY X	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

Daxor Corporation

4. Address of principal executive office (number, street, city, state, zip code):

350 Fifth Avenue, Suite 4740, New York, New York 10118

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

July 13, 2018

We, as members of management of Daxor Corporation (the “Company”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2018, and from January 1, 2018 through May 31, 2018.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2018 and from January 1, 2018 through May 31, 2018, with respect to securities reflected in the investment accounts of the Company.

Daxor Corporation

/s/ Michael Feldschuh
Michael Feldschuh
President and Chief Executive Officer

/s/ John Wilkens
John Wilkens
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

Daxor Corporation

We have examined management’s assertion, including the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Daxor Corporation (the “Company”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of May 31, 2018. Management is responsible for the Company’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2018, and with respect to agreement of security purchases and sales, for the period from January 1, 2018 (the date of our last examination, December 31, 2017) through May 31, 2018:

●	Confirmation of all securities held by institutions in book entry form with UBS Financial Services, Inc. and TD Ameritrade.

●	Reconciliation of all such securities to the books and records of the Company and the Custodians.

●	Agreement of 5 security purchase and 5 security sales for the period from January 1, 2018 through May 31, 2018 from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with specified requirements.

In our opinion, management’s assertion that Daxor Corporation complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2018, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Daxor Corporation and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

WithumSmith+Brown, PC

New York, New York

July 13, 2018